October 21, 2010

Richard J. Wirth
Asst. General Counsel
The Hartford
200 Hopmeadow Street
Simsbury, CT 06089

      Re: Hartford Life Insurance Co Separate Account Seven
               Initial Registration Statement on Form N-4
               <u>File Nos. 333-168988; 811-04972</u>

               Hartford Life & Annuity Insurance Co Separate Account Seven
               Initial Registration Statement on Form N-4
               <u>File Nos. 333-168989; 811-09295</u>

Dear Mr. Wirth:

      The staff has reviewed the above-referenced initial registration statements, which the Commission received on August 23, 2010. The registration statements received a full review. Based on our review, we have the following comments.

1. **Contract Owner Periodic Expenses (p. 4)**

   Please include a footnote to the Maximum Optional Charges subheading stating that only one optional death benefit can be elected.

2. **Annual Fund Operating Expenses (pp. 5 - 7)**

   a. The range of total operating expenses lists a minimum value of 0.48%. However, the table of portfolio operating expenses does not list a portfolio with total annual operating expenses as low as 0.48%. Please resolve this inconsistency. Please also make a corresponding change to Appendix D.

   b. In the table of portfolio operating expenses, please revise the entry for the Hartford Index HLS Fund, as there appears to be an error in the expenses listed.

   c. With respect to footnote 1 to the table of portfolio operating expenses, please revise either the footnote or the entry in the table as the values in the table appear to be inconsistent with the footnote.

d. With respect to footnote 2 to the table of portfolio operating expenses, please remove this footnote as Form N-1A does not permit a registrant to include information about a fee waiver or expense reimbursement in a footnote unless the expense reimbursement or fee waiver arrangement <u>will actually reduce a fund operating expense</u> for no less than one year from the effective date of the fund's registration statement. *See* Form N-4, item 3(a), instr. 20, which directs the registrant to comply with the standards prescribed in the instructions to item 3 of Form N-1A.

e. With respect to footnote 3 to the table of portfolio operating expenses, please remove this footnote as Form N-1A does not permit a registrant to include information about a fee waiver or expense reimbursement in a footnote unless the expense reimbursement or fee waiver arrangement <u>will actually reduce a fund operating expense</u> for no less than one year from the effective date of the fund's registration statement. *See* Form N-4, item 3(a), instr. 20, which directs the registrant to comply with the standards prescribed in the instructions to item 3 of Form N-1A.

3. **Fees We Receive from Funds and Related Parties (p. 11)**

The disclosure provides the total revenue sharing payments and rule 12b-1 fees collected in the fiscal year ended December 31, 2009. Since Hartford's new offerings, including the offering through this prospectus, now offer Hartford-affiliated funds with 12b-1 fees, please add disclosure, to the extent applicable, that these payments may be higher for the current fiscal year.

4. **Fixed Accumulation Feature (p. 11)**

The prospectus states that "[w]e may restrict your ability to allocate Contract Value, Benefit Balance or Premium Payments to the Fixed Accumulation Feature (and vice versa) at any time in our sole discretion." Please clarify supplementally whether use of the term "*vice versa*" is intended to reserve the right to impose additional transfer restrictions on monies transferred out of the Fixed Accumulation Feature on top of the already significant transfer restrictions.

5. **Who Can Buy This Contract? (p. 16)**

This section of the prospectus includes disclosure describing the classes of people who may no longer purchase this contract. As this is a new registration statement, please remove this disclosure and adjust the bullet points at the beginning of this section to reflect that this contract is not being offered to 401(k), 403(a) and 403(b) plans and contracts. Please also revise the tax discussion to remove information regarding plans which are not offered by the registration statement.

6. **Front-End Sales Charge (FESC) - A Share Contracts Only (p. 26)**

a. Please explain the concept of "Rights of Accumulation".

    b. Please clarify how a letter of intent reduces the sales charge. (*i.e.*, The letter of intent is used to avoid paying higher front-end sales charge for deposits that would otherwise fall within lower break-point (higher priced) asset bands.)

7. How Is The Death Benefit Paid (P. 34)

    a. Please clarify that assets held in the Safe Haven Program are not insured FDIC.

    b. To the extent accurate, please clarify that the interest rate paid on assets in the Safe Haven Program is not the same rate earned on assets in the fixed accumulation feature and personal pension account and are not subject to minimum interest rates prescribed by state non-forfeiture laws.

    c. Please confirm that the Safe Haven Program must be affirmatively elected.

8. Are There Restrictions On How You Must Invest? (p. 38)

Please revise the cross-reference to Appendix C to state "Fund Data".

9. Appendix A – Table of Contents (p. A-1)

Please revise the Appendix to make the Maximum Anniversary Value Death Benefit Example its own example instead of including it in the Personal Pension Account Examples (as Example 5(f)), as this optional benefit works independent from the Personal Pension Account.

10. Appendix D – Contract Exchange Program

    a. Please explain supplementally how the offers comply with section 11 of the Investment Company Act of 1940 and rule 11a-2 thereunder.

    b. Please clarify for each old contract each class of investor for whom the exchange would be beneficial, and why.

    c. Please reconcile the table showing how the respective share classes operate during the exchange (p. D-1) with the Contracts Transaction Expenses tables (pp. D-2 - D-3). For example:

        i. Please revise the table on page D-1 as it appears that Core and Plus contracts can only be exchanged for Class B contracts.

        ii. Please revise the table on page D-1 as it appears that Class A contracts should be available to Edge contract owners.

        iii. Please revise the Contracts Transaction Expenses table as it does not appear to reflect exchanges involving class L contracts.

        iv.   Please revise the Contracts Transaction Expenses table as it appears that Outlook contracts should be exchanged for class L contracts instead of class C contracts.

d.   Please confirm that the expenses for the replacement contracts listed in the Contracts Transaction Expenses table match the expenses listed in the fee table. (The class C contract expenses in Appendix D do not match those presented in the fee table.)

e.   In the Optional Benefit Charges table, please replace the terms "determinate" and "indeterminate" with more description terms.

f.   In the chart comparing the optional living benefits to the PPA, please revise the "Liquidity" column to better reflect the liquidity of the benefits. The discussion of step-ups may be more appropriately discussed in the growth potential column.

g.   In the chart comparing the optional living benefits to the PPA, please revise the "Guarantees" column with respect to the optional living benefits, as more than just step-ups are guaranteed by these optional features.

h.   Just as you have an introductory sentence on the top of page D-5 that discloses the <u>benefit</u> of the PPA, please add a sentence summarizing what the contract <u>does not</u> do (*i.e.*, provide any guarantees against adverse investment performance).

i.   In the chart comparing the optional living benefits to the PPA, please revise the "Ideal Investor" column under Typical Guaranteed Minimum Withdrawal Benefit as investors do not intend to be exposed to "all investment risk". Investors purchase a Guaranteed Minimum Withdrawal Benefit to guarantee that they receive at least a minimum amount of their investment over time.

j.   With respect to the exchange of contracts with front-end sales charges for new contracts with front-end sales charge, since all of the contracts have the same front-end sales charges, please explicitly state that a new front-end sales charge will not be assessed against contract value that is exchanged for the new contract.

11. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

12. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

13. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

14. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Michael L. Kosoff
Senior Counsel
Office of Insurance Products